VMware, Inc.
3401 Hillview Ave.
Palo Alto, CA 94034

March 24, 2022

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VMware, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended January 28, 2022, which was filed with the Securities and Exchange Commission on March 24, 2022.

Sincerely,

/s/ Craig Norris
Craig Norris Vice President, Deputy General Counsel and Assistant Secretary